

Mail Stop 4631

May 1, 2017

Via E-mail
Lu Sun
Chief Financial Officer
China Internet Nationwide Financial Services, Inc.
Dongsanhuan Middle Road
#1 Building Unit 1 room 1501 Unit 13-14
Chaoyang District, Beijing
People's Republic of China 1000020

> **Re:** **China Internet Nationwide Financial Services, Inc.**
> **Registration Statement on Form F-1**
> **Filed April 17, 2017**
> **File No. 333-217326**

Dear Ms. Sun:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise your cover page to disclose the escrow arrangements for this offering as required by Item 501(b)(8)(iii) of Regulation S-K.

2. Please describe the remittance procedures, and also disclose how much time you expect the remittance procedures take to complete. Please add a risk factor discussing the risk to the company of not completing the remittance procedures. Please further disclose what you intend to do with the proceeds of this offering if the remittance procedures are not completed.

Use of Proceeds, page 53

3. Please revise to include a table that specifies the amount of the proceeds that will be allocated for each purpose under each of the minimum and maximum scenarios. Also describe how proceeds will be allocated if you raise an amount between the minimum and maximum such that investors can understand management's priorities for the use of your proceeds.

Plan of Distribution, page 140

4. We note your disclosure on the cover page that all funds will be returned to investors within one business day and your disclosure on page 141 that all funds will be returned within five business days. Please reconcile these inconsistencies. Please file a copy of your escrow agreement as an exhibit to your next amendment. See Item 601(b)(10) of Regulation S-K.

Regulation on Wholly Foreign Owned Enterprises and Foreign Investment Restrictions, page 103

5. We note loans referenced on page 25. If these loans were made by the WFOE, then please address the potential risk that the nature of your business could be considered in the restricted category.

6. Please clarify whether Beijing Yingxin Yijia Network Technology has already made its record-filing. Please address whether you expect to be required to register or amend any prior registration under the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises. Consider including discussion in your risk factor section, as necessary.

Exhibits

7. Please file copies of the executed Lock-up Agreement filed as exhibit 10.21 and lock-up agreements entered into with your directors, executive officers and existing shareholders as exhibits to your next amendment. See Item 601(b)(10) of Regulation S-K.

8. Please file your tax opinion from Sichenzia Ross Ference Kesner LLP with your next amendment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner, at (202) 551-3744 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
       Benjamin Tan, Esq.
       William Rao, Esq.